UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

TABLE OF CONTENTS

                                       Page

Report of Independent Registered Public Accounting Firm           1
Financial Statements
   Statements of Net Assets Available for Benefits                                                                   2
   Statements of Changes in Net Assets Available for Benefits                                              3
   Notes to Financial Statements                                                                                                   4-15

Supplementary Information
   Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (held at end of year)         16

Signatures                                                                                                                                17

Index of Exhibits                                                                                                                              18

Note:    The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the Vectren Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the years in the three year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP

Peoria, Illinois
June 28, 2010

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

($ In Thousands)

	At December 31,
	2009	2008

ASSETS
Cash and cash equivalents	$22	$-

Investments, at fair value
Shares of registered investment companies- mutual funds	100,030	73,690
Vectren Corporation Common Stock Fund	22,360	22,709
Common trust fund - fully benefit-responsive investment contracts	21,318	19,765
Other common trust fund	5,286	-
Participants’ loans	2,896	2,793
Total investments	151,890	118,957

Total net assets reflecting investments at fair value	151,912	118,957

Adjustment from fair value to contract value for investments in common trust fund, related to fully benefit responsive
investment contracts	(641)	186

NET ASSETS AVAILABLE FOR BENEFITS	$151,271	$119,143

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

($ in Thousands)

	Year Ended December 31,
	2009	2008	2007

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Dividend, interest, and other income	$3,969	$5,976	$9,100
Net appreciation (depreciation) in fair value of investments	22,042	(45,936)	(564)

Total investment income (loss)	26,011	(39,960)	8,536

Contributions:
Employee	8,460	8,475	8,539
Employer	4,543	4,176	3,907
Total contributions	13,003	12,651	12,446

OTHER DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	6,878	8,269	10,777
Fees paid to trustee	8	11	12

Total other deductions	6,886	8,280	10,789

Net increase (decrease)	32,128	(35,589)	10,193

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year	119,143	154,732	144,539

End of year	$151,271	$119,143	$154,732

The accompanying notes are an integral part of these financial statements.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 1.                 Plan Description

A.  General
The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company’s Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  With the exception of Miller Pipeline Corporation and Energy Systems Group, LLC, all of Vectren’s wholly owned subsidiaries participate in the Plan.  Participants should refer to the Summary Plan Description and/or Plan document for a more complete description of the Plan provisions.

B.  Participation
Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Period Service, as defined in the Plan document.  Bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan on the applicable coverage date as defined in the Plan.  Bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Service, as defined in the Plan document.

C.  Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.  Contributions and Vesting
Contributions are subject to limitations as defined in the Internal Revenue Code (IRC) and are currently invested in 5 percent increments in the Vectren Corporation Common Stock Fund, two common trust funds, and twenty-three mutual funds, as directed by participants.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the Plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004, automatically have 3 percent of their eligible compensation contributed to the Plan.  Such contributions are invested in fund options that consider the participants’ estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option.

Additionally, bargaining unit participants may contribute more than 50 percent of any performance pay and any guaranteed annual payment earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are vested immediately in their contributions plus actual earnings thereon.

Generally, the Company is required to match 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional required 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000, declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.  Certain employees of Vectren’s nonregulated operations also do not receive the additional 3 percent contribution.  Non-bargaining unit participants vest ratably in the Company’s contribution portion of their account in 20 percent increments over five years.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 1.                 Plan Description (Continued)

For bargaining unit employees, the Company’s required  matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 5 percent or 6 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,000 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.  Bargaining unit participants vest ratably in the Company’s contribution portion of their accounts in 20 percent increments over five years.  In 2008 and 2007, non-matching contributions vested after five years of service.

The Plan was amended effective April 6, 2009, to restrict participants’ investment in the Vectren Corporation Common Stock Fund.  The Plan Administrator established that no more than 10 percent of a participant’s future contribution can be contributed to the Vectren Corporation Common Stock Fund.  In addition, if a participant’s account has a 10 percent or greater investment in the Vectren Corporation Common Stock Fund, the participant cannot make asset transfers into this fund until that portion of their balance is less than 10 percent of the total.

E.  Payment of Benefits
Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000.  If benefits are less than $5,000, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.  Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan.  The benefits paid are limited to the amount necessary to satisfy the immediate financial need of the participant and are only available after the participant has obtained all other distributions and loans available under the Plan.  After a hardship withdrawal is processed, the participant is suspended from making salary reduction contributions for a period of six consecutive months beginning the date the funds were distributed.

F.  Forfeited Accounts and Excess Contributions
For the years ended December 31, 2009, 2008 and 2007, approximately $203,000, $256,000, and $114,000 of forfeited non-vested accounts were used to reduce employer contributions, respectively.  At December 31, 2009 and 2008, the amount of forfeited non-vested accounts was not significant.  Contributions made to the Plan by and for the benefit of highly compensated employees may be returned to them when the Plan fails discrimination testing. Such excess contributions during the years presented have not been significant.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 1.                 Plan Description (Continued)

G.  Participant Loans
Participants may borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Loans bear interest at a fixed rate of the Prime rate plus 1 percent as determined by the Plan and are collateralized by the participant’s remaining balance in his/her account.  The loan repayment period cannot be less than 1 year or greater than 5 years, except when the loan proceeds were used to acquire a participant’s principal residence.  Approved loans are charged a $50 fee which is deducted from the participant's account and is paid to the Trustee.  A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, are made ratably though bi-monthly payroll deductions.

H.  Plan Termination
While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants would become fully vested in their employer contributions.

I.  Voting Rights of Vectren Corporation Common Stock Fund Participants
Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

J.  Vectren Corporation Common Stock Fund Source of Funding
While the Company has the option to issue new shares to plan participants, the Plan met participant share requirements through open market purchases during the years presented.

Note 2.                 Summary of Significant Accounting Policies

A.  Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

B.  Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan’s investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participants’ account balance and the amounts reported in the Statement of Net Assets Available for Benefits.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 2.                 Summary of Significant Accounting Policies (Continued)

C.  Investment Valuation and Income Recognition
The Plan provides for various investment options in investment securities.  The Plan reports these securities at fair value.  Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The methods used to estimate the fair value of investments are described in Note 5.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.   Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

D.  Payment of Benefits
Benefits are recorded when paid.

E.  Subsequent Events
The Plan has evaluated subsequent events through the date and time the financial statements were issued.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 3.                 Investments

The following table presents the fair value of investments at December 31, 2009 and 2008.  Investments that represent 5 percent or more of the Plan's net assets are separately identified:

($ in thousands)		2009	2008

1)	Vectren Corporation Common Stock Fund	$22,360	$22,709
1)	T. Rowe Price
3)	Stable Value Common Trust Fund	21,318	19,765
	Equity Income Fund	13,680	11,031
	Growth Stock Fund	12,873	8,464
	Balanced Fund	11,730	9,116
	PIMCO Total Return Fund	10,523	7,558
2)	Other investments less than 5% of net assets	56,510	37,521
	Participants' loans	2,896	2,793

	Total investments	$151,890	$118,957
1) A party-in-interest to the Plan

2)  T. Rowe Price (TRP) is a party-in-interest to the Plan.  The Plan held (in thousands) $433 and $241 in TRP’s Retirement 2005 Fund; $4,156 and $3,317 in TRP’s Retirement 2010 Fund; $5,439 and $4,488 in TRP’s Retirement 2015 Fund; $7,257 and $4,751 in TRP’s Retirement 2020 Fund; $5,185 and $3,335 in TRP’s Retirement 2025 Fund; $3,855 and $2,367 in TRP’s Retirement 2030 Fund;  $2,154 and $1,177 in TRP’s Retirement 2035 Fund; $2,990 and $1,693 in TRP’s Retirement 2040 Fund; $1,887 and $841 in TRP’s Retirement 2045 Fund; $42 and $10 in TRP’s Retirement 2050 Fund; $23 and $8 in TRP’s Retirement 2055 Fund; $236 and $59 in TRP’s Retirement Income Fund; $0 and $4,090 in TRP’s Equity Index 500 Fund; $5,286 and $0 in TRP’s Equity Index Trust; and $211 and $0 in TRP’s Real Estate Fund; as of December 31, 2009, and 2008, respectively.

3)  The TRP Stable Value Common Trust Fund is stated at fair value for all years presented. The contract value of the TRP Stable Value Common Trust Fund was $20,677 and $19,951 at December 31, 2009 and 2008, respectively.

During the years ended December 31, 2009, 2008 and 2007, the Plan's investments, including realized and unrealized gains and losses on investments, appreciated (depreciated) in value as follows:

($ in thousands)	2009	2008	2007

Mutual Funds	$20,911	$(42,422)	$(1,258)
Common Trust Fund	1,431	-	-
Vectren Corporation Common Stock Fund	(300)	(3,514)	694

Total appreciation (depreciation)	$22,042	$(45,936)	$(564)

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 3.                 Investments (Continued)

Funding Commitments and Restrictions Associated with Common Trust Funds
The Plan invests in two common trust funds for which the fair value is not considered readily determinable. The fair value of these funds totals $26.6 million at December 31, 2009 and $19.8 million at December 31, 2008.  In relation to these investments, the Plan has no unfunded commitments.  Also, the Plan, along with its participants, can exchange shares with minimal restrictions and can do so daily.  Events that may lead to a restriction to transact with the funds are not considered probable with the Plan Sponsor. More detailed information regarding these investments and how they are valued is included in Notes 4 and 5.

Note 4.                 Benefit Responsive Investment Contract

The Plan has a benefit responsive investment contract with T. Rowe Price in relation to the T. Rowe Price Stable Value Common Trust Fund (the CTF).  The CTF maintains participant directed contributions that are credited with earnings and charged for participant withdrawals and expenses.  The CTF is contractually obligated to repay principal and a specified interest rate that is guaranteed to Plan participants.  The fair value of the CTF investment is different than the value at which Plan participants purchase and sell CTF units or engage in other permitted transactions.  The value at which Plan participants initiate CTF transactions is called “contract value.”  Contract value, rather than fair value, is therefore the relevant financial statement measure for the CTF.  Certain events, however, could limit the CTF’s ability to transact at contract value with Plan participants; however, those events are not considered probable by the Plan Sponsor.  The Plan reports its CTF investment at fair value with a corresponding adjustment to contract value, in accordance with Financial Accounting Standards Board (FASB) guidance.  Contract value is cost plus accrued income minus redemptions.

Because the CTF initiates transactions at fair value and values its ending assets at fair value, but transacts with Plan participants at contract value, it is possible for the return credited to Plan participants to differ from the CTF’s actual return.  As of December 31, 2009 and 2008, the Plan’s average yield credited to participants was 4.26 percent and 4.23 percent, respectively.  As of December 31, 2009 and 2008, the average yield earned by the CTF based on actual earnings was 4.36 percent and 4.84 percent, respectively.

Note 5.                 Fair Value Measurements

FASB guidance provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 5.                 Fair Value Measurements (Continued)

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2009 and 2008.

Mutual Funds and Vectren Corporation Common Stock Fund
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.  The fair values of shares of the Vectren Corporation Common Stock Fund are derived from the closing price reported on the New York Stock Exchange.

Other Trust Funds
The Plan has both a benefit responsive common trust fund investment (described in Note 4) and another common trust fund investment, discussed below.  These investments are similar to mutual funds in that they are created by pooling of funds from investors into a common trust and such funds are managed by a third party investment manager.

These trust funds typically give investors a wider range of investment options through this pooling of funds than that generally available to investors on an individual basis.  However, unlike mutual funds, these trusts are not publicly traded in an active market.  The fair values are derived from a daily calculated unit value as determined by the issuer of the other trust funds based on the fair market value of the underlying investments.  In relation to these trust funds, the Plan has no unfunded commitments.  Also, the Plan, along with its participants, can freely exchange shares without restriction and can do so daily.

Other Common Trust Fund
This fund is primarily comprised of investments in equity securities, which represented approximately 98 percent of the fund’s fair value as of December 31, 2009.  Equity securities within this fund are primarily valued using quoted market prices as these instruments have active markets.  From time to time, less liquid equity securities are valued using Level 2 inputs, such as bid prices or a closing price, as determined in good faith by the investment manager.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 5.                 Fair Value Measurements (Continued)

Benefit Responsive Common Trust Fund
The benefit responsive common trust fund is primarily comprised of guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) which represented approximately 10 percent and 80 percent, respectively, of the fair value of the invested assets as of December 31, 2009, and approximately 12 percent and 79 percent, respectively, of the fair value of the invested assets as of December 31, 2008.  Fair value of GlCs is determined by discounting the scheduled future payments under the contract using a market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value of the assets underlying the SICs consists primarily of fixed income portfolios of government and corporate debt securities and T. Rowe Price Managed Bond Trust units which represented approximately 72 percent and 28 percent, respectively, of the fair value of the SIC’s investment contracts as of December 31, 2009, and approximately 73 percent and 27 percent, respectively, of the fair value of the SIC’s investment contracts as of December 31, 2008.  Fair value of the assets underlying the SICs is generally determined by the market value at the close of business on the valuation date.  Such debt securities generally are traded in the over-the-counter market and those with original maturities of one year or more at the time of acquisition are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.  Debt securities with remaining maturities of less than one year at the time of acquisition generally use amortized cost to approximate fair value.  However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service. Investments in mutual funds and other collective trusts, such as those offered by banks and trust companies are valued at such fund’s or trust’s closing net asset value per share or unit, respectively, on the valuation date.

Participant Loans
The fair value of participant loans is estimated to approximate their unamortized cost which includes unobservable (Level 3) market data.  All participant loans mature by the end of 2033, have interest rates ranging from 4.25 percent to 10 percent, and are collateralized by vested account balances of borrowing participants.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 5.                 Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

($ in thousands)	2009
	Level 1	Level 2	Level 3	Total
Vectren Common Stock	$22,360	$-	$-	$22,360
Mutual Funds
Target date retirement funds	33,420	-	-	33,420
Fixed income funds	11,231	-	-	11,231
Domestic large cap	26,554	-	-	26,554
Mid cap	4,667	-	-	4,667
Small cap	4,021	-	-	4,021
Utilities	62	-	-	62
Balanced fund, moderate allocation	11,730	-	-	11,730
International and other funds	8,345	-	-	8,345
Common Trust Funds
Stable value fund	-	21,318	-	21,318
US equity fund	-	5,286	-	5,286
Participant loans	-	-	2,896	2,896
Total investments measured at fair value	$122,390	$26,604	$2,896	$151,890

($ in thousands)	2008
	Level 1	Level 2	Level 3	Total
Vectren Common Stock	$22,709	$-	$-	$22,709
Mutual Funds
Target date retirement funds	22,228	-	-	22,228
Fixed income funds	7,617	-	-	7,617
Domestic large cap	23,585	-	-	23,585
Mid cap	3,172	-	-	3,172
Small cap	2,822	-	-	2,822
Balanced fund, moderate allocation	9,116	-	-	9,116
International and other funds	5,150	-	-	5,150
Common Trust Funds
Stable value fund	-	19,765	-	19,765
Participant loans	-	-	2,793	2,793
Total investments measured at fair value	$96,399	$19,765	$2,793	$118,957

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 5.                 Fair Value Measurements (Continued)

The tables below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

($ in thousands)	2009	2008
Balance as of beginning of year	$2,793	$2,840
Issuances	1,353	1,117
Repayments & settlements	(1,250)	(1,164)
Balance as of end of year	$2,896	$2,793

Note 6.                 Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.   Fees paid by the Plan to T. Rowe Price (the Trustee) amounted to $8,000, $11,000, and $12,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  Such fees include loan origination fees paid by Plan participants to T. Rowe Price, and those fees totaled $7,450, $5,550, and $5,400 for the years ended December 31, 2009, 2008 and 2007, respectively.  The Plan also invests in shares of common stock of the Plan’s sponsor, Vectren.  Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and record keeping costs for the benefit of the Plan.

Note 7.                 Tax Status

The Company received its last determination letter on December 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the 2003 determination letter. In the opinion of the Investment Committee, the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 8.                 Reconciliation between Financial Statements and Form 5500

A reconciliation of net assets available-for-benefits per the financial statements at December 31, 2009 and 2008, to Form 5500 follows:

($ in thousands)	2009	2008

Net assets available for benefits per the financial statements	$151,271	$119,143
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	641	(186)

Net assets available for benefits per the Form 5500	$151,912	$118,957

A reconciliation of net investment (loss) income per the financial statements for the years ended December 31, 2009, 2008 and 2007 to Form 5500 follows:

($ in thousands)	2009	2008	2007

Total investment (loss) income per the financial statements	$26,011	$(39,960)	$8,536
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	827	(292)	256

Total investment (loss) income per the Form 5500	$26,838	$(40,252)	$8,792

Note 9.                 Recently Issued Accounting Guidance

Fair Value Measurements & Disclosures

In 2009, the FASB issued guidance which expanded disclosures and required that a major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and the risks of the investments.  This guidance was adopted by the Plan during 2009 and such disclosures are included in Note 5 to the financial statements.  The adoption did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB provided further guidance on estimating the fair value of an investment in an investment company when that investment does not have a readily determinable fair value. The guidance permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments.  The adoption of this guidance did not have a material impact on the Plan’s financial condition or results of operations.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 9.                 Recently Issued Accounting Guidance (Continued)

In January 2010, the FASB issued new accounting guidance on improving disclosures about fair value measurements.  This guidance requires: 1) disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; 2) disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements; 3) disclosures by each class of financial assets and liabilities; and 4) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for the Plan’s reporting periods beginning January 1, 2010, except for the Level 3 disclosure requirements, which will be effective January 1, 2011.  While the Plan continues to assess the impact of adoption, it is not expected such adoption will materially impact the Plan’s financial statements.

Accounting Standards Codification
During 2009, the Plan adopted FASB guidance related to the FASB Accounting Standards Codification (ASC) and the Hierarchy of GAAP (Generally Accepted Accounting Principles in the United States.)  This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States.  This statement replaces prior guidance related to the hierarchy of GAAP and establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB.  Rules and interpretive releases of the United States Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants.  The adoption of this guidance did not have any impact on amounts recorded on the financial statements.

SCHEDULE H
VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2009

EIN (35-2086905)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vectren Corporation	Common Stock Fund (VVC; 905,982 shares)	N/A	$ 22,359,665
*	T. Rowe Price	Stable Value Common Trust Fund (20,677,094 shares)	N/A	21,318,124
*	T. Rowe Price	Equity Index Trust Fund (152,104 shares)	N/A	5,285,657
*	T. Rowe Price	Equity Income Fund (PRFDX; 651,727 shares)	N/A	13,679,789
*	T. Rowe Price	Balanced Fund (RPBAX; 668,010 shares)	N/A	11,730,292
*	T. Rowe Price	Growth Fund (PRGFX; 467,951 shares)	N/A	12,873,385
*	T. Rowe Price	Retirement 2020 Fund (TRRBX; 497,079 shares)	N/A	7,257,394
*	T. Rowe Price	Retirement 2015 Fund (TRRGX; 509,726 shares)	N/A	5,438,820
*	T. Rowe Price	Retirement 2025 Fund (TRRHX; 488,691 shares)	N/A	5,185,052
*	T. Rowe Price	Retirement 2010 Fund (TRRAX; 297,954 shares)	N/A	4,156,499
*	T. Rowe Price	Retirement 2030 Fund (TRRCX; 254,947 shares)	N/A	3,854,833
*	T. Rowe Price	Retirement 2040 Fund (TRRDX; 197,334 shares)	N/A	2,989,644
*	T. Rowe Price	Retirement 2035 Fund (TRRJX; 202,226 shares)	N/A	2,153,751
*	T. Rowe Price	Retirement 2045 Fund (TRRKX; 186,783 shares)	N/A	1,886,545
*	T. Rowe Price	Retirement 2005 Fund (TRRFX; 41,444 shares)	N/A	432,713
*	T. Rowe Price	Retirement Income Fund (TRRIX; 19,313 shares)	N/A	235,858
*	T. Rowe Price	Retirement 2050 Fund (TRRMX; 4,975 shares)	N/A	42,232
*	T. Rowe Price	Retirement 2055 Fund (TRRNX; 2,739 shares)	N/A	22,995
*	T. Rowe Price	Real Estate Fund (TRREX; 15,271 shares)	N/A	211,237
	PIMCO	Total Return Fund (PTRAX; 974,360 shares)	N/A	10,523,127
	Rainer	Small-Mid Cap Fund (RIMSX; 178,406 shares)	N/A	4,667,132
	Dreyfus/The Boston Co.	Small Cap Value Fund (STSVX; 207,591 shares)	N/A	4,021,078
	William Blair	International Growth Fund (WBIGX; 231,182 shares)	N/A	4,288,463
	Dodge & Cox	International Stock Fund (DODFX; 120,729 shares)	N/A	3,845,269
	Vanguard	Inflation-Protected Securities Adm (VAIPX; 19,162 shares)	N/A	472,384
	FBR	Gas Utility Index Fund (GASFX; 3,707 shares)	N/A	62,178
*	Participants	Loans, interest rates from 4.25% to 10.0%,
		with maturity of 1 to 25 years	N/A	2,895,884
				$ 151,890,000

*   Represents a party-in-interest to the Plan.
N/A - Not applicable, participant directed plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

/s/Robert L. Goocher
Robert L. Goocher, Vice President and Treasurer of
Vectren Corporation and Chairman of the Vectren
Corporation Investment Committee

Vectren Corporation Retirement Savings Plan
2009 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm